Exhibit 99.1

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of October 31, 2016, is entered into by and between STT CROSSING LTD. (the “Stockholder”), CENTURYLINK, INC. (“Parent”) and, for purposes of Sections 5, 9 and 10 only, LEVEL 3 COMMUNICATIONS, INC. (the “Company”).

W I T N E S S E T H:

WHEREAS, the Stockholder owns (both beneficially and of record) in the aggregate 65,031,667 shares of the common stock of the Company, par value $0.01 per share (“Company Common Stock”), (such shares of Company Common Stock together with any shares of Company Common Stock acquired by the Stockholder after the date hereof being collectively referred to herein as the “Shares”);

WHEREAS, the Company, Parent, Wildcat Merger Sub 1 LLC, an indirect wholly owned subsidiary of Parent and WWG Merger Sub LLC, an indirect wholly owned subsidiary of Parent have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”);

WHEREAS, as a condition and inducement to Parent entering into the Merger Agreement, Parent has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein; and

WHEREAS, as a condition and inducement to the Stockholder entering into this Agreement, concurrently with entering into this Agreement on the date hereof, Parent is entering into a new Stockholder Rights Agreement with the Stockholder (the “New Stockholder Rights Agreement”) which will become effective upon Closing, at which time the existing Stockholder Rights Agreement between the Stockholder and the Company will terminate.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Unless otherwise indicated, capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement; provided, that for purposes of this Agreement, none of the Company or any of its Subsidiaries shall be deemed to be an Affiliate of the Stockholder.

SECTION 2. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

2.1. Title to the Shares. The Stockholder is the record and beneficial owner of, and has good and marketable title to, the number of shares of Company Common Stock set forth opposite the name of the Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Company Common Stock, or any other securities convertible into or exercisable for any shares of Company Common Stock (all collectively being “Company Securities”) owned beneficially and of record by the Stockholder. Except as set forth in the Stockholder Rights Agreement, the Stockholder does not have any rights of any nature to acquire any additional Company Securities. Except as set forth in the Stockholder Rights Agreement and the Security Control Agreement, the Stockholder owns all of such shares of Company Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Company Common Stock owned by it. “Stockholder Rights Agreement” means that certain stockholder rights agreement, dated as of April 10, 2011, between the Company and Stockholder, as amended by the Amendment to the Stockholder Rights Agreement dated, as of November, 28, 2011. “Security Control Agreement” means that certain security control agreement, dated, as of April 3, 2012 between the Company and the U.S. Department of Defense, Defense Security Service.

2.2. Organization. The Stockholder is duly organized, validly existing, and in good standing or similar concept under the laws of the jurisdiction of its organization.

2.3. Authority Relative to this Agreement. The Stockholder has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by the Company and Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity (whether considered in a proceeding in equity or at law).

2.4. No Conflict. Except for any filings as may be required by applicable federal securities laws, the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by the Stockholder; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the organizational documents of the Stockholder or any other agreement to which the Stockholder is a party, or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation (collectively “Laws”) applicable to the Stockholder or to the Stockholder’s property or assets.

SECTION 3. Covenants of the Stockholder. The Stockholder hereby covenants and agrees with Parent as follows:

3.1. Restriction on Transfer. Prior to the termination of this Agreement, the Stockholder shall not sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature (“Transfer”) with respect to the Shares. Notwithstanding the foregoing, the Stockholder shall be permitted to Transfer a portion or all of the Shares owned by the Stockholder to an Affiliate (as defined in the New Stockholder Rights Agreement) (any such Affiliate to whom Shares are Transferred, an “Affiliate Transferee”), provided such Affiliate Transferee shall agree to specifically assume and be bound by the provisions of this Agreement with respect to such Shares Transferred to it.

3.2. Additional Shares. Prior to the termination of this Agreement, the Stockholder will promptly notify Parent of the number of any new shares of Company Common Stock or any other Company Securities acquired directly or beneficially by the Stockholder, if any, after the date of this Agreement. Any such shares of Company Common Stock shall become “Shares” within the meaning of this Agreement.

3.3. Nonsolicitation.

(a) None of the Stockholder or any of its Subsidiaries shall (whether directly or indirectly through directors, officers, employees, representatives, advisors or other intermediaries), nor shall (directly or indirectly) the Stockholder authorize or permit any of its officers, directors, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person (other than Parent) relating to any Company Acquisition Proposal, or agree to or endorse any Company Acquisition Proposal; (ii) enter into any agreement to (x) consummate any Company Acquisition Proposal, or (y) approve or endorse any Company Acquisition Proposal; (iii) enter into or participate in any discussions or negotiations in connection with any Company Acquisition Proposal or inquiry with respect to any Company Acquisition Proposal, or furnish to any Person (other than Parent) any non-public information with respect to its business, properties or assets in connection with any Company Acquisition Proposal; or (iv) agree to resolve to take or take any of the actions prohibited by clause (i), (ii) or (iii) of this sentence. The Stockholder shall immediately cease, and cause its representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Stockholder shall promptly inform its representatives and advisors of the Stockholder’s obligations under this Section 3.3. Any violation of this Section 3.3 by any representative of the Stockholder or its Subsidiaries shall be deemed to be a breach of this Section 3.3 by the Stockholder. For purposes of this Section 3.3, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Stockholder, the Company or any Subsidiaries of the Company.

(b) Notwithstanding the foregoing, the Stockholder, directly or indirectly through its directors, officers, employees, representatives, advisors or other intermediaries, may, prior to the Company Stockholders Meeting, engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Company Acquisition Proposal not resulting from or arising out of a breach of Section 3.3(a) of this Agreement to the extent that the Company, its Subsidiaries and controlled Affiliates, officers, directors, representatives, advisors or other intermediaries are permitted to do so under Section 7.4 of the Merger Agreement.

3.4. Restrictions on Hedging. Prior to the termination of this Agreement, without Parent’s prior written consent, the Stockholder shall not directly or indirectly enter into any forward sale, hedging or similar transaction involving any Company Securities, including any transaction by which any of the Stockholder’s economic risks and/or rewards or ownership of, or voting rights with respect to, any such Company Securities or Company Common Stock are transferred or affected.

SECTION 4. Voting Agreement.

4.1. Voting Agreement. The Stockholder hereby agrees that, at any meeting of the stockholders of the Company, however called, or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, the Stockholder shall vote the Shares owned beneficially or of record by the Stockholder as follows:

(a) in favor of adoption of the Merger Agreement;

(b) against any action or agreement that has or would be reasonably likely to result in any conditions to Parent’s obligations under Article VIII of the Merger Agreement not being fulfilled;

(c) against any Company Acquisition Proposal;

(d) against any amendments to the Company Organizational Documents if such amendment would reasonably be expected to prevent or delay the consummation of the Closing; and

(e) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, or postpone the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of the Company.

Notwithstanding the foregoing, the Stockholder shall have no obligation to vote any of its Company Common Stock in accordance with this Section 4.1: (a) if, without the prior written consent of the Stockholder, there is any amendment to the Merger Agreement that (i) alters or changes the Merger Consideration, or (ii) adversely affects the holders of the Company Common Stock or (b) if, in connection with the consummation of the transactions contemplated under the Merger Agreement, any of the following would reasonably be expected to occur (i) any of the rights of the Stockholder or its Affiliates in Parent, including with respect to the Stockholder’s director designee on the Parent Board, being impaired or limited (other than in de minimis respects), including without limitation those rights under the New Stockholder Rights Agreement or (ii) any obligations, duties or limitations being imposed on the Stockholder or its Affiliates (other than in de minimis respects), including with respect to the Stockholder’s designee on the Parent Board, other than those such obligations, duties and limitations in the New Stockholder Rights Agreement, the Security Control Agreement or in any other agreement between the Stockholder and any other Governmental Entity in the United States of America relating to national security matters, in each case existing as of the date hereof (each, an “Adverse Event”).

4.2. Other Voting. The Stockholder may vote on all issues that may come before a meeting of the stockholders of the Company in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

4.3. No Limitation. Nothing in this Agreement shall be deemed to govern, restrict or relate to any actions, omissions to act, or votes taken or not taken by any designee, representative, officer or employee of the Stockholder or any of its Affiliates serving on the Company’s Board of Directors in such person’s capacity as a director of the Company, and no such action taken by such person in his capacity as a director of the Company shall be deemed to violate any of the Stockholder’s duties under this Agreement.

SECTION 5. Representations and Warranties and Covenants of Parent and the Company. Each of Parent and the Company hereby represents and warrants to, and covenants with, the Stockholder, only as to itself and not as to the other, as follows:

5.1. Organization. Each of Parent and the Company is duly organized, validly existing, and in good standing under the laws of the States of Louisiana and Delaware, respectively.

5.2. Authority Relative to this Agreement. Each of Parent and the Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and the Company and the consummation by each of Parent and the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of each of Parent and the Company. This Agreement has been duly and validly executed and delivered by each of Parent and the Company and, assuming the due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each of Parent and the Company, enforceable against each of Parent and the Company in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity (whether considered in a proceeding in equity or at law).

5.3. No Conflict. The execution and delivery of this Agreement by each of Parent and the Company does not, and the performance of this Agreement by each of Parent and the Company will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by Parent or the Company, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the articles of incorporation or bylaws of Parent or certificate of incorporation or by-laws of the Company or any other agreement to which Parent or the Company is a party; or (c) conflict with or violate any Law applicable to Parent or the Company or to Parent’s or the Company’s property or assets.

5.4. Significant Actions. Each of Parent and the Company shall, to the extent: (x) any information of, or relating to the Stockholder and/or any of its Affiliates, and/or their relationship with the Company (“Stockholder Information”), is to be used or included in connection with, or in relation to, the satisfaction or waiver of any of the conditions set forth in Article VIII of the Merger Agreement, or (y) any consultations or discussions take place with, or requests for approvals or clearances are made to, any Governmental Entities relating to foreign ownership, control or influence issues arising from or relating to the transactions contemplated by the Merger Agreement that would reasonably be expected to adversely affect the Stockholder (collectively, the activities referred to in clauses (x) and (y) above are referred to as “Significant Actions”): (a) cooperate in all reasonable respects and consult with the Stockholder, its representatives and/or advisors in connection with any filing or submission under any applicable Law, and in connection with any investigation or other inquiry related thereto, including by allowing the Stockholder, its representatives and/or advisors to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions in connection with or relating to any Significant Actions, (b) promptly inform the Stockholder, its representatives and/or advisors of any substantive communication received by or on behalf of Parent or the Company from, or given by or on behalf of Parent or the Company to, any Governmental Entities under any applicable Law, by promptly providing copies to the Stockholder, its representatives and/or advisors of any such written substantive communications, in connection with or relating to any of the foregoing Significant Actions, and (c) permit the Stockholder, its representatives and/or advisors to review any substantive communication that it gives to, and consult with the Stockholder, its representatives and/or advisors in advance of any substantive meeting, telephone call or conference with, any Governmental Entities under any applicable Law, and provide the Stockholder with a fair and accurate summary of any such meetings, telephone calls or conferences, in each case in connection with or relating to any Significant Actions, and, in all cases, where any Stockholder Information is to be used or included in any of the Significant Actions, the prior written approval of the Stockholder shall be obtained for the form, content and context in which the Stockholder Information appears or be used in any such Significant Action (which approval shall not be unreasonably withheld, conditioned or delayed). For the avoidance of doubt and without prejudice to the foregoing, any application or filing taken in connection with the consummation of the transactions contemplated under the Merger Agreement will not require the approval of the Stockholder.

5.5. Covenant re No Adverse Event. Each of Parent and the Company shall use its commercially reasonable efforts to ensure that, after the Company Stockholders Meeting, no Adverse Event shall occur.

SECTION 6. Further Assurances. The Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request in order to vest, perfect, confirm or record the rights granted to Parent under this Agreement.

SECTION 7. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith the Stockholder shall and hereby does authorize Parent to notify the Company’s transfer agent that there is a stop transfer order with respect to all Shares (and that this Agreement places limits on the voting and transfer of the Shares). The Stockholder further agrees to cause the Company not to register the transfer of any certificate representing any of the Shares unless such transfer is made in accordance with the terms of this Agreement.

SECTION 8. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, amalgamation, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock or other voting securities of the Company, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other Company Securities issued to or acquired by the Stockholder.

SECTION 9. Termination. Notwithstanding anything to the contrary contained herein, the term of this Agreement and the obligations of the parties hereto shall commence on the date hereof and shall terminate upon the earliest of (i) the mutual agreement of Parent and the Stockholder, (ii) the Effective Time, and (iii) the termination of the Merger Agreement in accordance with its terms. Notwithstanding the above, the Stockholder shall be entitled to terminate the Agreement on the occurrence of (a) any Adverse Event; or (b) if there is a continuing material breach by Parent and the Company of Section 5 of this Agreement that remains uncured (x) at least 5 days prior to the date of the Company Stockholders Meeting (as it may be adjourned, delayed or postponed) or (y) for 30 days following Parent’s or the Company’s, as applicable, receipt of notice by the Stockholder of such breach.

SECTION 10. Miscellaneous.

10.1. Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

10.2. Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (a) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (b) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

10.3. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

10.4. Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

10.5. Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.6. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

10.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

10.8. Notices.

(a)      Any notices, reports or other correspondence (hereinafter collectively referred to as “correspondence”) required or permitted to be given hereunder shall be sent by telecopy/facsimile, postage prepaid first class mail, courier or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. Except as specifically set forth below, the date of giving any notice shall be the date of its actual receipt.

(b)	All correspondence to Parent shall be addressed as follows:

CenturyLink, Inc.

100 CenturyLink Drive

Monroe, Louisiana 71203

Telecopy/Facsimile: +1 (318) 388-9488

Attention: Stacey W. Goff

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telecopy/Facsimile: (212) 403-1000

Attention: Eric S. Robinson

                 DongJu Song

(c)	All correspondence to the Stockholder shall be addressed as follows:

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue, #33-01 Millenia Tower

Singapore 039192

Telecopy/Facsimile: + 65 6720-7220

Attention: General Counsel

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

Telecopy/Facsimile: 65.6536.1171

Attention: Michael W. Sturrock

(d)	All correspondence to the Company shall be addressed as follows:

Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

Telecopy/Facsimile: +1 (720) 888-5127

Attention: John M. Ryan, Chief Legal Officer

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Telecopy/Facsimile: (212) 728-8111

Attention: David K. Boston

                 Laura L. Delanoy

(e) Any Person may change the address to which correspondence to it is to be addressed by notification as provided for herein.

10.9. Governing Law. This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the laws of the State of Delaware.

10.10. Exclusive Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or outside the State of Delaware. Without limiting the generality of the foregoing, each party hereto agrees that service of process upon such party at the address referred to in Section 10.8 together with written notice of such service to such party, shall be deemed effective service of process upon such party.

10.11. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.12. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

STT CROSSING LTD.

By:	/s/ Stephen Miller
Name:	Stephen Miller
Title:	Authorised Signatory

LEVEL 3 COMMUNICATIONS, INC.

By:	/s/ John M. Ryan
Name:	John M. Ryan
Title:	Executive Vice President & Chief Legal Officer

CENTURYLINK, INC.

By:	/s/ Glen F. Post, III
Name:	Glen F. Post, III
Title:	Chief Executive Officer and President

[Signature Page to Voting Agreement]

Schedule A

Stockholder

Name of Stockholder	Number and Class of Shares Owned	Total Number of Votes
STT CROSSING, LTD.	65,031,667	65,031,667